Exhibit 99.1

 Notice of Annual General and Special

Meeting of Shareholders

Management Information Circular

September 5, 2023

September 5, 2023

Dear Shareholder:

On behalf of the Board of Directors and Management of Electra Battery Materials Corporation (“Electra” or the “Company”), we would like to invite you to attend the annual general and special meeting of shareholders (the “Meeting”):

Date:                                                              Tuesday, October 24, 2023

Time:                                                              11:00 a.m. (Toronto time)

       Location:                                                        York Room in the Sheraton Centre Toronto Hotel located at123 Queen Street W, Toronto, Ontario, M5H 2M9

The enclosed management proxy circular (the “Circular”) contains information about voting instructions, the business of the meeting, the nominated directors, corporate governance practices and how the Company compensates its executives and directors.

The Circular also contains information on the Company’s 2022 Amended and Restated LTIP and Employee Share Purchase Plan.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either virtually at the meeting or by completing and returning your proxy form.

We appreciate your support and we will continue to work for your interests.

“Trent Mell”

Trent Mell
President and Chief Executive Officer

TABLE OF CONTENTS

PART 1: VOTING INFORMATION	3
Who can vote?	3
How to vote?	3
Revoking Your Proxy	6
PART 2: BUSINESS OF THE MEETING	7
1. Receipt of Financial Statements	7
2. Appointment of Auditor	7
3. Election of Directors	8
4. 2022 Amended and Restated LTIP	12
5. Employee Share Purchase Plan	18
PART 3: ABOUT ELECTRA	22
Corporate Governance Practices	22
Role of the Board	23
Committees of the Board	24
PART 4: EXECUTIVE COMPENSATION	28
Report of the Compensation, Governance, and Nominating Committee	28
Compensation Discussion and Analysis	28
Risks Associated with Compensation	32
Financial Instruments	33
Risks Associated with Compensation	33
Summary Compensation	34
Incentive Plan Awards	36
Termination and Change of Control Benefits	38
Securities Authorized For Issuance Under Equity Compensation Plans	37
Other Compensation Matters	38
PART 5: DIRECTOR COMPENSATION	40
PART 6: OTHER INFORMATION	42
Indebtedness of Directors and Executive Officers	42
Interest of Certain Persons or Companies in Matters to be Acted Upon	42
Interest of Informed Persons in Material Transactions	42
Management Contracts	42
Other Matters	42
Shareholder Proposals	42
Additional Information	42
Approval of Directors	43
SCHEDULE 1: MANDATE OF THE BOARD OF DIRECTORS	44

NOTICE OF ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of ELECTRA BATTERY MATERIALS CORPORATION (the “Company”) will be held on Tuesday, October 24, 2023, at 11:00 a.m. (Toronto time), for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2022, together with the report of the Auditors thereon;
2.	To appoint MNP LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;
3.	To elect directors of the Company for the ensuing year;
4.
To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2022 Amended and Restated LTIP, as more particularly described in the accompanying management information circular of the Company dated September 5, 2023 (the “Circular”);

5.
To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the ESP Plan, as more particularly described in the accompanying Circular; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:                                                              Tuesday, October 24, 2023

Time:                                                              11:00 a.m. (Toronto time)

       Location:                                                         York Room in the Sheraton Centre Toronto Hotel located at123 Queen Street W, Toronto, Ontario, M5H 2M9

All resolutions require a simple majority of the votes cast at the Meeting, whether in person or by proxy. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy) in respect of that resolution at the Meeting. The resolutions to approve the 2022 Amended and Restated LTIP and the ESP Plan require a simple majority of the votes cast at the Meeting by disinterested Shareholders. The text of these resolutions has been provided in the Circular.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular, which forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on September 5, 2023 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario
September 5, 2023

By Order of the Board of Directors,

“Trent Mell”

Trent Mell
President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of Electra Battery Materials Corporation (the “Company” or “Electra”) for use at the annual general and special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Tuesday, October 24, 2023 at the time and place and for the purposes outlined in the accompanying Notice of Annual General and Special Meeting of Shareholders and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at September 5, 2023.

All Shareholders are strongly encouraged vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:                                                      Tuesday, October 24, 2023

Time:                                                      11:00 a.m. (Toronto time)

Location:                                                York Room in the Sheraton Centre Toronto Hotel located at 123 Queen Street W, Toronto, Ontario, M5H 2M9

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Company by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of soliciting proxies in connection with the Meeting will be borne directly by the Company.

Notice-and-Access

The Company is availing itself of the “notice-and-access” provides in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders (as defined below) and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Non-Registered Shareholders (as defined below), which allow the Company to deliver this Circular and other proxy-related materials to Shareholders via certain specified electronic means, provided that the conditions of NI 51-102 and NI 54-101 are met.

The Company will deliver this Circular and other proxy-related materials to Shareholders by posting it on its website at https://electrabmc.com/news/agm-materials/. These materials will be available on the Company’s website as of September 21, 2023 and will remain on the website for one full year thereafter. The materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca as of September 21, 2023. Shareholders may contact the Company’s transfer agent, TSX Trust Company (Canada) (“TSX Trust”), at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com to request a paper copy of the Circular and other proxy-related materials. Shareholders with questions on notice-and-access may also contact TSX Trust.

The Company will not use the procedure known as “stratification” about the use of notice-and-access provisions. Stratification occurs when a reporting issuer using the notice-and-access provisions provides a paper copy of the Circular to certain Shareholders with the notice package.

PART 1: VOTING INFORMATION

Who can vote?

Registered and Non-Registered Shareholders

You have the right to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, if you owned Common Shares of the Company as of the close of business (Toronto time) on September 5, 2023 (the “Record Date”). Each Common Share you own entitles you to one vote in person or by proxy at all meetings of the Shareholders. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

You are a registered Shareholder (a “Registered Shareholder”) if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by Electra’s transfer agent, TSX Trust. You are a non-registered (or beneficial) Shareholder (a “Non-Registered Shareholder”) if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common Shares outstanding and principal holders of Common Shares

On April 5, 2022, the Company announced a share consolidation of its Common Shares (the “Consolidation”) on the basis of one new post-Consolidation Common Share for every 18 pre-Consolidation Common Shares issued and outstanding on the effective date of the Consolidation. The Consolidation was effected on April 13, 2022 and resulted in the number of issued and outstanding Common Shares being reduced from approximately 562 million to approximately 31 million, on a non-diluted basis. In addition, the exercise price and the number of Common Shares issuable upon the exercise of outstanding stock options (“Options”), Common Share purchase warrants (“Warrants”) and other outstanding convertible securities were proportionately adjusted to reflect the Consolidation the Company underwent with the terms of such securities for the holders of such instruments. All equity figures in this Circular are reflected on a post-Consolidation basis.

On September 5, 2023, the Company had 55,841,329 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, as of September 5, 2023, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding Common Shares.

How to vote?

You can vote via the internet, fax, mail or email. You may elect to vote by proxy. Voting by proxy means you are giving someone else the authority to vote your shares for you (called your proxyholder).

Completing the Proxy Form

This package includes a proxy form (for Registered Shareholders) (the “Proxy Form”) that includes the names of Electra officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your Proxy Form and do not specify how you want to vote your Common Shares, one of these officers or directors will vote your Common Shares in favour of the items listed in the Notice of Annual General and Special Meeting of Shareholders.

You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the Proxy Form, or by completing another Proxy Form and providing proper instructions to vote your Common Shares. This person does not need to be a Shareholder. Your vote can only be counted if he or she attends the Meeting and votes your Common Shares, or if they are pre-registered to attend the Meeting by conference call using the link provided above. You may pre-register them or provide them with the link to pre-register themselves before the deadline.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If you do not specify how you want to vote your Common Shares, your proxyholder can vote as he or she sees fit. If there are changes or new items, your proxyholder has the discretionary authority to vote your Common Shares as he or she sees fit.

Returning your Proxy Form

To be effective, TSX Trust must receive your completed Proxy Form no later than 11:00 a.m. (Toronto time) on Friday, October 20, 2023.

If the Meeting is postponed or adjourned, we must receive your completed Proxy Form by 11:00 a.m. (Toronto time), two (2) full business days before any adjourned or postponed Meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and he or she is under no obligation to accept or reject a late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of discretion

Concerning matters specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying Proxy Form will vote Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your Proxy Form will vote or withhold from voting per your instructions on any ballot that may be called for and if the Shareholder specifies a choice concerning any matter to be acted upon, the Common Shares will be voted accordingly. The proxy will confer discretionary authority on the nominee with respect to matters identified in the Proxy Form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Registered Shareholders

Registered Shareholders can vote by proxy or in person in one of the following ways:

Voting by proxy

Internet

Go to www.meeting-vote.com and follow the instructions on the screen.  You will need your control number, which appears below your name and address on the proxy form.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to the Company’s transfer agent, TSX Trust Company, Attention: Proxy Department, to 416-595-9593 or scan and email to proxyvote@tmx.com.

Mail

Complete, sign and date the Proxy Form and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

As noted above, shareholders, employees and other stakeholders, the Company encourages Shareholders to vote in advance of the Meeting using the Proxy Form or the voting instruction form provided to them with the Meeting materials.

Non-Registered Shareholders

The information outlined in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name should note that only proxies deposited by Registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee fa or many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Non-Registered Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy Form provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, provides those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the voting instruction forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Non-Registered Shareholders fall into two (2) categories—those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. The Company will not be sending proxy-related materials directly to NOBOs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver proxy-related materials to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents if the OBO wishes to receive them, the OBO may not receive the documentation.

As noted above, a Non-Registered Shareholder receiving a voting instruction form cannot use that voting instruction form to vote the Common Shares directly at the Meeting or any adjournment or postponement thereof. Although a Non-Registered Shareholder may not be recognized directly at the Meeting to vote Common Shares registered in the name of his or her broker, a Non-Registered Shareholder may obtain a legal proxy from such broker, or Broadridge as the agent for that broker, to attend the Meeting as a proxyholder for the Registered Shareholder and vote their Common Shares in that capacity. To do this, a Non-Registered Shareholder must enter their own name in the blank space on the voting instruction form indicating that they or their appointee are going to attend and vote at the Meeting and return the voting instruction form to their broker or Broadridge per the instructions provided well in advance of the Meeting. The Non-Registered Shareholder will also need to complete the pre-registration steps noted above in advance of the 11:00 a.m. (Toronto time) on Friday, October 20, 2023 deadline to receive a separate phone number and a unique PIN for registration purposes at the Meeting. Non-Registered Shareholders who have not duly appointed themselves and have not completed the pre-registration steps will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

All references to Shareholders in the Notice of Annual General and Special Meeting of Shareholders, Circular and the accompanying Proxy Form are to Registered Shareholders of the Company as set forth on the list of Registered Shareholders of the Company as maintained by the registrar and transfer agent of the Company, TSX Trust, unless specifically stated otherwise.

Revoking Your Proxy

Registered Shareholders can revoke a vote you made by proxy in one of two (2) ways:

1.	Complete a new Proxy Form that is dated later than the Proxy Form you want to revoke, and then mail it to TSX Trust, so they receive it by 11:00 a.m. (Toronto time) on Friday, October 20, 2023; or

2.
Send a notice in writing to the registered office of the Company at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3 so that it is received by 11:00 a.m. (Toronto time) on Friday, October 20, 2023 or, if the Meeting is adjourned, the last business day preceding the day of the postponed Meeting.

PART 2: BUSINESS OF THE MEETING
 The Meeting will be held to:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2022, together with the report of the Auditors thereon;
2.	To appoint MNP LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;
3.	To elect directors of the Company for the ensuing year;
4.
To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2022 Amended and Restated LTIP, as more particularly described herein;

5.
To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested shareholders authorizing the ESP Plan for the Company, as more particularly described herein; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

1.	Receipt of Financial Statements

The audited financial statements of the Company for the year ended December 31, 2022 together with the report of the Auditors thereon, will be presented to the Shareholders at the Meeting. Copies of the financial statements, the Auditors’ report and management’s discussion and analysis for the year ended December 31, 2022, have been mailed to all Registered Shareholders and Non-Registered Shareholders who have opted to receive such materials. These documents can also be found on the Company’s website at www.ElectraBMC.com and are also available on SEDAR+ at www.sedarplus.ca.

No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2.	Appointment of Auditor

Although the auditor of the Company remains KPMG LLP as of the date hereof, the Company has been in discussions with MNP LLP to engage the firm as successor auditor of the Company. It is anticipated that the change in auditor will be made effective in advance of the Meeting date and, therefore, Shareholders are being asked to vote for the election of MNP LLP as successor auditor. As soon as the appointment is made effective, the Company will file a notice of change of auditor in respect of each of KPMG LLP and MNP LLP, as well as confirmation letters from each auditor, on SEDAR+ at www.sedarplus.ca in accordance with applicable securities laws. The Company does not anticipate receiving any “reservations” in KPMG LLP’s reports on the Company’s financial statements or “reportable events”, as defined in section 4.11 of NI 51-102.

Management of the Company has recommended to the Board that the Company propose MNP LLP to the Shareholders for election as the Company’s auditors.

The Board recommends that Shareholders vote FOR the appointment of MNP LLP. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of MNP LLP, as Auditors of the Company for the ensuing year, until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the directors.

3.	Election of Directors

Nominees for the Board of Directors

The Board is currently comprised of four (4) directors, all of whom are being put forth for re-election. Shareholders will also be asked to elect the four (4) directors to serve until the next annual meeting of Shareholders. The term of office for each of the Company’s present directors expires after the Meeting.

Management of the Company has nominated John Pollesel, Trent Mell, Susan Uthayakumar and C.L. “Butch” Otter, each a current director of the Company, for re-election. Garett Macdonald, former director of the Company, resigned on May 17, 2023.

The Board recommends that Shareholders vote FOR the election of each of the nominees. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the election of each of the nominees.

The Company expects all its directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces the Company’s corporate values and culture of transparency, teamwork and individual accountability. Above all, the Company expects that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Director Independence

A director is not independent if he or she has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with his ability to exercise independent judgment. The Board has determined that it is in the best interests of the Company to ensure a majority independent Board at all times.

As of the date of this Circular, three of the Company’s four directors are independent and would be considered independent in the event they are duly re-elected to the Board. Trent Mell is the Company’s President and Chief Executive Officer (“CEO”) and is therefore not considered independent.

Director Profiles

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of securities of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Trent Mell, 53
Toronto, Ontario
Canada
Director since March 14, 2017
Not Independent

Mr. Trent Mell founded Electra in 2017, bringing 25 years of international business and operational experience. His mining career includes mine permitting, development and operations with Barrick Gold, Sherritt International, North American Palladium and AuRico Gold. Mr. Mell's commercial experience includes M&A, joint ventures, offtake contracts and almost $3B in equity and debt financings. He was also CEO of Falco Resources, owner of the Horne Project which has mineral reserves of over 6M gold equivalent ounces. As President and Head of Mining of PearTree Securities, Mr. Mell created a mining team and led the firm to become the largest provider of flow-through capital in Canada, placing more than $300 million in capital in their first year. Mr. Mell holds an EMBA from the Kellogg School of Management and Schulich School of Business, a LL.M from Osgoode Hall as well as a B.A., B.C.L. and LL.B. from McGill University.

Securities Held
Shares: 318,467*
Options: 382,869
Deferred Share Units: 114,563
Restricted Share Units: 113,585
Performance Share Units: 12,500
Warrants: 6,900

**87,694 shares are held by Cienna Capital Corp., a company controlled by Trent Mell*

Member
Board
Technical Committee

Principal Occupation
President and CEO, Electra

Other Directorships
None

Duration
November 2020 – Present

John Pollesel, 60
Sudbury, Ontario
Canada
Director since May 17, 2017
Independent

Mr. John Pollesel is currently CEO of Boreal Agrominerals Inc., an agromineral fertilizer company. Most recently, he was Senior Vice President, Mining at Finning Canada and has over 30 years of experience in the mining industry. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA's North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada and the UK. Before this, he was Vice President and General Manager for Vale's Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru. Mr. Pollesel holds a BA (Hons) in Accounting from the University of Waterloo and an MBA from Laurentian University. He is an FCPA and FCMA.

Securities Held
Shares: 25,000
Options: 38,889
Deferred Share Units: 108,809

Member
Board (Chair)
Audit Committee
CGN Committee (Chair)
Technical Committee

Principal Occupation
CEO of Boreal Agrominerals Inc.

Other Directorships
North American Construction Group Ltd.

Duration
November 2017 – Present

C.L. "Butch" Otter, 81
Star, Idaho
USA
Director since February 21, 2019
Independent

Clement Leroy "Butch" Otter is an American businessman and politician. He held the longest consecutive terms as Governor of Idaho, a position he held from 2007 to 2019. Mr. Otter was also the longest serving Lieutenant Governor of Idaho with 14-year tenure from 1987 to 2001, before being elected to the U.S. Congress from 2001 to 2007. Butch spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness, with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International, during which he traveled to nearly 80 countries to promote the company. Mr. Otter also served in the military from 1968 to 1973. He was part of the Idaho Army National Guard's 116th Armored Cavalry.

Securities Held
Shares: 1,167
Options: 83,333
Deferred Share Units: 62,519

Member
Board
Audit Committee
CGN Committee

Principal Occupation
Retired Governor

Other Directorships	**Duration**
Integra Resources Corp.	September 2019 – Present

Susan Uthayakumar, 51
Miami, Florida
USA
Director since October 1, 2019
Independent

Ms. Susan Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. She joined Prologis, Inc., a global leader in logistics real estate, as Chief Energy & Sustainability Officer. She began her career as a CA with Deloitte, where she held positions of increasing responsibilities before joining McCain, where she executed global growth strategies and acquisitions across North America, Europe and Asia. Ms. Uthayakumar spent 16 years with Schneider Electric Canada, serving as President and Global Sustainability Business Division Leader. Uthayakumar is a CA and CPA and has an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo. She also holds the Board of Directors Certification from Stanford University.

Securities Held
Shares: 76,042
Options: 27,778
Deferred Share Units: 53,413

Member
Board
Audit Committee (Chair)

Principal Occupation
Chief Energy & Sustainability Officer, Prologis, Inc.

Other Directorships	**Duration**
Wajax Corporation	May 2020 – Present
Facedrive Inc.	April 2021 – Present
Next Hydrogen Solutions Inc.	May 2021 – Present

The Company does not have an executive committee of its Board.

Except as set out herein, no proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders

To the knowledge of the Company, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all "cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of such company; or

b)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the proposed directors.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Company, no proposed director:

a)
is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)
has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

c)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

d)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Advance Notice Provision

The Company’s by-laws contain advance notice provisions (the “Advance Notice Provision”), which require that advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than under: (i) a requisition of a meeting made under the provisions of the Canada Business Corporations Act (“CBCA”); or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company before any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision will allow the Company to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Company will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

4.	2022 Amended and Restated LTIP

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders in the form set out below (the “LTIP Resolution”), to approve the 2022 amended and restated LTIP (the “2022 Amended and Restated LTIP”).

The 2022 Amended and Restated LTIP was last approved by Shareholders on November 10, 2022 and the LTIP Resolution does not amend the 2022 Amended and Restated LTIP, other than increasing the number of Options, PSUs, RSUs and DSUs from 1,416,667 Options to 3,000,000 Options; from 277,778 PSUs to 350,000 PSUs; from 250,000 RSUs to 350,000 RSUs; and from 388,888 DSUs to 400,000 DSUs, such that the maximum number of Common Shares to be reserved for issuance under the 2022 Amended and Restated LTIP be revised from 2,333,333 Common Shares to 4,100,000 Common Shares.

The TSXV has conditionally approved the 2022 Amended and Restated LTIP subject to disinterested Shareholder approval at the Meeting.  If, at the Meeting, the Company does not obtain disinterested Shareholder approval of the 2022 Amended and Restated LTIP, the Company’s 2022 Amended and Restated LTIP will continue to remain in place without change.

The purpose of the 2022 Amended and Restated LTIP is to align the interests of those directors, employees and consultants designated by the Board as being eligible to participate in the 2022 Amended and Restated LTIP with those of the Company and its Shareholders and to assist in attracting, retaining and motivating key employees by making a portion of the incentive compensation of participating employees directly dependent upon the achievement of key strategic, financial and operational objectives that are critical to ongoing growth and increasing the long-term value of the Company. In particular, the 2022 Amended and Restated LTIP is designed to allow the Board to grant Awards to promote the long-term success of the Company and the creation of Shareholder value by: (a) encouraging the attraction and retention of directors, key employees and consultants of the Company and its subsidiaries; (b) encouraging such directors, key employees and consultants to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such directors, key employees and consultants with the interests of the Company.  Historically, the Company has made use of long-term incentive grants as an alternative to cash bonuses and salary increases as a means of conserving capital, rewarding performance, retaining personnel and aligning behaviour with Shareholder interests.

An “Award” means an option (“Option”), performance share unit (“PSU”), restricted share unit (“RSU”) and deferred share unit (“DSU”) granted under the 2022 Amended and Restated LTIP.

The following table summarizes the key provisions of the 2022 Amended and Restated LTIP.  Defined terms used below not otherwise defined in the Circular shall have the meaning set out in the 2022 Amended and Restated LTIP.

Eligible Participants	For all Awards, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive Awards under the 2022 Amended and Restated LTIP.
Types of Awards	Options, PSUs, RSUs and DSUs.

Number of Securities Issued and Issuable
The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall be not more than 4,100,000 Common Shares.  In addition to the foregoing, assuming the LTIP Resolution obtains shareholder approval:

•    up to a maximum of 350,000 Common Shares may be reserved for issuance upon conversion of RSUs;

•    up to a maximum of 350,000 Common Shares may be reserved for issuance upon conversion of PSUs;

•    up to a maximum of 400,000 Common Shares may be reserved for issuance upon conversion of DSUs; and

•    up to a maximum of 3,000,000 Commons Shares may be reserved for issuance upon the exercise of Options.

Plan Limits
When combined with all of the Company’s other previously established security-based compensation arrangements, including the limitation imposed on the maximum number of Common Shares which may be issued pursuant to the exercise or redemption and settlement of DSUs, PSUs, RSUs and Options set out above, the 2022 Amended and Restated LTIP shall not result in the grant:

•    to any one person in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 5% of the issued and outstanding Common Shares, calculated at the date of grant, unless the Company has obtained the requisite disinterested shareholder approval to the grant;

•     to any one consultant in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 2% of the issued and outstanding Common Shares, calculated at the date of grant;

•     of Options in any 12-month period, to persons employed or engaged by the Company to perform Investor Relations Activities which could, when exercised, result in the issuance of Common Shares exceeding, in aggregate, 2% of the issued and outstanding Common Shares, calculated at the date of grant; or

•     of RSUs, PSUs or DSUs to persons employed or engaged by the Company to perform Investor Relations Activities.

Definition of Market Price
“Market Price” at any date in respect of the Common Shares shall be, the closing trading price of such Common Shares on the TSXV on the last trading day immediately before the date on which the Market Price is determined.  In the event that the Common Shares are not then listed and posted for trading on a TSXV, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion.

Assignability	An Award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s representatives.
Amending Procedures
The Board may at any time or from time to time, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the 2022 Amended and Restated LTIP and may amend the terms and conditions of any Awards granted thereunder, provided that no amendment may materially and adversely affect any Award previously granted to a participant without the consent of the participant.  Provided that any amendments made to the 2022 Amended and Restated LTIP shall be made following TSXV requirements.  By way of example, amendments that do not require shareholder approval and that are within the authority of the Board include but are not limited to:

•    Amendments of a “housekeeping nature”;

•    Any amendment for the purpose of curing any ambiguity, error or omission in the 2022 Amended and Restated LTIP or to correct or supplement any provision of the 2022 Amended and Restated LTIP that is inconsistent with any other provision of the 2022 Amended and Restated LTIP;

•    An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the shares are listed;

•    Amendments respecting administration and eligibility for participation under the 2022 Amended and Restated LTIP;

•    Changes to the terms and conditions on which Awards may be or have been granted pursuant to the 2022 Amended and Restated LTIP, including changes to the vesting provisions and terms of any Awards;

•    Any amendment which alters, extends or accelerates the terms of vesting applicable to any Award;

•    Changes to the termination provisions of an Award or the 2022 Amended and Restated  LTIP which do not entail an extension beyond the original fixed term.

Notwithstanding the foregoing, shareholder approval shall be required for the following amendments (unless such an amendment is prohibited by TSXV requirements in which case such amendment cannot be made):

•    Reducing the exercise price of Options, or cancelling and reissuing any Options to in effect reduce the exercise price;

•    Extending (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU, RSU or DSU will be forfeited or terminated per its terms, other than in circumstances involving a blackout period; and

•    Increasing the fixed maximum number of shares reserved for issuance under the 2022 Amended and Restated LTIP;

•    Permitting Awards granted under the 2022 Amended and Restated LTIP to be transferable or assignable other than for estate settlement purposes;
•    Amending the definition of “Eligible Person” to permit the introduction or reintroduction of participants on a discretionary basis; and
•    Revising any shareholder approval requirements needed under the 2022 Amended and Restated LTIP.

Financial Assistance	The Company will not provide financial assistance to participants under the 2022 Amended and Restated LTIP.
Other
In the event of a change in control, the Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to any required approval of the TSXV and subject to completion of the change in control, and has the discretion to accelerate vesting.
The 2022 Amended and Restated LTIP further provides that if the expiry date or vesting date of Options is during a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period, subject to certain requirements of the TSXV as set out in the 2022 Amended and Restated LTIP.  In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price
The exercise price, vesting, expiry date and other terms and conditions of the Options are determined by the Board.  The exercise price shall in no event be lower than the Market Price of the shares at the date of grant, less any allowable discounts.

Term	Options shall be for a fixed term and exercisable as determined by the Board, provided that no Option shall have a term exceeding ten years.
Vesting
All Options granted under the 2022 Amended and Restated LTIP will be subject to such vesting requirements as may be imposed by the Board, with all Options issued to consultants performing Investor Relations Activities vesting in stages over at least 12 months with no more than 1/4 of the Options vesting in any three-month period.

Exercise of Option	The participant may exercise Options by payment of the exercise price per Common Share subject to each Option.
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Vesting	Expiry of Vested Options
	Death	Unvested Options automatically vest as of the date of death	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death
	Disability	Options continue to vest following the terms of the Option until the date that is one year following the date of disability	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of disability
	Retirement	Options continue to vest following the terms of the Option until the date that is one year following the date of retirement	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of retirement
	Resignation	Unvested Options as of the date of resignation automatically terminate and shall be forfeited
Options expire on the earlier of the scheduled expiry date of the Option and three months following the date of resignation
Options granted to Persons engaged primarily to provide Investor Relations Activities expire on the earlier of the scheduled expiry date of the Option and 30 days following the date of resignation

Termination without Cause / Constructive Dismissal (No Change in Control)
Unvested Options granted prior to the Original LTIP Date automatically vest as of the Termination Date
Unvested Options granted from and after the Original LTIP Date continue to vest following the terms of the Option until the date that is one year following the Termination Date
Options expire on the earlier of the scheduled expiry date of the Option and one year following the Termination Date
Change in Control
Options granted before the Original LTIP Date shall vest and become immediately exercisable, subject to any required approvals of the TSXV
Options from and after the Original LTIP Date do not vest and become immediately exercisable upon a change in control, unless:

•the successor fails to continue or assume the obligations under the 2022 Amended and Restated LTIP or fails to provide for a substitute Award, or

•if the Option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control,

subject to any required approvals of the TSXV
Options expire on the scheduled expiry date of the Option
Termination with Cause
Options granted prior to the Original LTIP Date that are unvested as of the Termination Date automatically terminate and shall be forfeited
Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

Vested Options granted prior to the Original LTIP Date shall expire on the earlier of the scheduled expiry date of the option and three months following the Termination Date
Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

B. Performance Share Units
PSU Terms
A PSU is a notional security but, unlike other equity-based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders.  The terms applicable to PSUs under the 2022 Amended and Restated  LTIP (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the Board at the time of the grant.

Vesting
PSUs do not vest, and cannot be paid out (settled), until the completion of the performance cycle.  For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.

Settlement
At the grant date, the Board shall stipulate whether the PSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the PSUs in the holders’ account.

C. Restricted Share Units
RSU Terms
An RSU is a notional security that entitles the recipient to receive cash or shares at the end of a vesting period.  The terms applicable to RSUs under the 2022 Amended and Restated LTIP (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the Board at the time of the grant.

Credit to RSU Account
As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.

Vesting
RSUs vest upon lapse of the applicable restricted period.  For employees, vesting generally occurs in three equal instalments on the first three anniversaries of the grant date.  For directors, one-third of the Award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.

Settlement
At the grant date, the Board shall stipulate whether the RSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the RSUs in the holders’ account.

D. Deferred Share Units
DSU Terms
A DSU is a notional security that entitles the recipient to receive cash or shares upon resignation from the Board (in the case of directors) or at the end of employment.  The terms applicable to DSUs under the 2022 Amended and Restated LTIP (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.
Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant.  The deferral feature strengthens alignment with the long-term interests of shareholders.

Credit to DSU Account
As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.

Vesting	DSUs are fully vested upon grant.
Settlement
DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of the Company.  At the grant date, the Board shall stipulate whether the DSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the DSUs in the holders’ account.

E. PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reason for Termination	Treatment of Awards
Death
Outstanding Awards that were vested on or before the date of death shall be settled as of the date of death.  Outstanding Awards that were not vested on or before the date of death shall vest immediately and be settled as of the date of death, prorated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death.
Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of death.

Disability
In the case of RSUs and DSUs, outstanding Awards as of the date of disability shall continue to vest for a period no longer than one year of the date of disability and be set with their terms.  In the case of PSUs, outstanding PSUs as of date the of disability shall vest and be settled following their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability.   Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of disability.

Retirement
Outstanding Awards that were vested on or before the date of retirement shall be settled as of the date of retirement.  Outstanding Awards that would have vested on the next vesting date following the date of retirement shall be settled as of the earlier of such vesting date and the date that is one year from the date of retirement.  Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of retirement.

	Resignation	Outstanding Awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the Awards shall in all respects terminate.
Termination without Cause / Constructive Dismissal (No Change in Control)
Outstanding Awards that were vested on or before the Termination Date shall be settled as of the Termination Date.  Outstanding Awards that would have vested on the next vesting date following the Termination Date (in the case of PSUs, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the participant’s performance for the applicable performance period(s) up to the Termination Date), shall be settled as of the earlier of such vesting date and the date that is one year from the Termination Date.  Subject to the foregoing, any remaining Awards shall in all respects terminate as of the Termination Date.

Change in Control
Awards do not vest and become immediately exercisable upon a change in control, unless:
•      the successor fails to continue or assume the obligations under the 2022 Amended and Restated LTIP or fails to provide for a substitute Award, or
•      if the Award is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.

	Termination with Cause	Outstanding Awards (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

Any Common Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the 2022 Amended and Restated LTIP and any Common Shares subject to an Award that is settled in cash and not Common Shares shall again be available for future Awards under the 2022 Amended and Restated LTIP.

The above summary is subject to the full text of the 2022 Amended and Restated LTIP, which can also be found on the Company’s website at www.ElectraBMC.com and are also available on SEDAR+ at www.sedarplus.ca.

The Board has approved the 2022 Amended and Restated LTIP.  The formal adoption of the 2022 Amended and Restated LTIP is subject to disinterested Shareholder approval at the Meeting and final TSXV approval.

The Board recommends that Shareholders vote FOR the LTIP Resolution. Accordingly, unless a disinterested Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the LTIP Resolution, the persons named in the accompanying proxy intend to vote FOR the LTIP Resolution.

The text of the LTIP Resolution to be submitted to disinterested Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.	the 2022 Amended and Restated LTIP (as defined and described in the Company’s management information circular dated September 5, 2023), be and is hereby ratified, confirmed, authorized and approved;
2.
the form of 2022 Amended and Restated LTIP may be amended to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company;

3.
the Company be and is hereby authorized to grant stock options, performance share units, restricted share units and deferred share units pursuant and subject to the terms and conditions of the 2022 Amended and Restated LTIP and the Company be and is authorized to issue and allot common shares of the Company on exercise, redemption or settlement of those stock options, performance share units, restricted share units and deferred share units; and

4.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

5.	Employee Share Purchase Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders in the form set out below (the “ESP Plan Resolution”), authorizing the Employee Share Purchase Plan for the Company (the “ESP Plan”).

The ESP Plan was last approved by Shareholders on November 10, 2022 and the ESP Plan Resolution does not amend the ESP Plan.

The TSXV has conditionally approved the ESP Plan subject to disinterested Shareholder approval at the Meeting.  If, at the Meeting, the Company does not obtain disinterested Shareholder approval of the ESP Plan, the Company’s ESP Plan will remain in place without change.

The ESP Plan provides eligible employees of the Company and certain of the Company’s designated affiliates, who wish to participate in the ESP Plan (each, an “ESP Plan Participant”), with a cost-efficient vehicle to acquire Common Shares and participate in the equity of the Company through payroll deductions, for: (i) advancing the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and its designated affiliates in a competitive labour market; and (ii) aligning the interests of the employees of the Company with those of the Shareholders through a culture of ownership and involvement.

The following table summarizes the key provisions of the ESP Plan.  Defined terms used below not otherwise defined in the Circular shall have the meaning set out in the ESP Plan.

•
A maximum of 1,000,000 Common Shares, if approved by Shareholders (representing less than 2% of the total issued and outstanding Common Shares as of the date of this Circular, calculated on an undiluted basis) are reserved for issuance under the ESP Plan, provided, however, that the number of Common Shares reserved for issuance under the ESP Plan and under all other security-based compensation arrangements of the Company and its subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding. In the event there, is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made in the number of Common Shares available under the ESP Plan.

•	The Common Shares issuable under the ESP Plan is subject to several restrictions:

-
the aggregate number of Common Shares issuable at any time to Insiders (as defined in the ESP Plan) under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries shall not, in the aggregate, exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis;

-
within any one-year period, the Company shall not issue to Insiders under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

-
within any one-year period, the Company shall not issue to any one Person (and companies wholly-owned by that Person) under the ESP Plan and all other security-based compensation arrangements of the Company and its Subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

•
Any eligible employee may elect to participate in the ESP and contribute money (the “Employee Contribution”) to the ESP Plan in any calendar quarter by delivering to the Company a completed and executed “Enrolment and Contribution Election Form” authorizing the Company to deduct the Employee Contribution from the ESP Plan Participant’s Base Annual Salary (as defined in the ESP Plan) in equal instalments beginning in the first quarterly period in which the eligible employee enrolls in the ESP Plan. Such direction will remain effective until: (i) the ESP Plan Participant’s employment is terminated (as described more fully below), (ii) the ESP Plan Participant’s Retirement (as defined in the ESP Plan), (iii) the ESP Plan Participant elects to withdraw from the ESP Plan by delivering a completed and executed “Withdrawal Form”, or (iv) the Board terminates or suspends the ESP Plan, whichever is earlier.

•
The Employee Contribution, as determined by the ESP Plan Participant, shall be a minimum of 1% and must not exceed 10% of the ESP Plan Participant’s Base Annual Salary (before deductions). The Employee Contribution may be changed by the ESP Plan Participant once each calendar year by delivering a completed and executed “Contribution Adjustment Form” to the Company.

•
For each quarterly period during a calendar year, the Company will credit (or notionally credit) each ESP Plan Participant’s account (each, an “ESP Account”) with an amount equal to 100% of the amount of the Employee Contribution (the “Company Contribution”).

•
The Company will credit an ESP Plan Participant’s ESP Account with notional grants of Common Shares for each quarterly period in an amount equal to the quotient obtained when (i) the aggregate contribution then held by the Company in trust for an ESP Plan Participant at the end of each quarterly period, is divided by (ii) the “Market Value” of the Common Shares as at the end of each quarterly period. Appropriate adjustments to ESP Account notional credits will be made in the event of changes in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise. For purposes of the ESP Plan, “Market Value” means, on any date, the volume weighted average price of the Common Shares traded on the TSXV for the five (5) consecutive trading days prior to such date or, if the Common Shares are not then listed on the TSXV, on such other stock exchange as determined for that purpose by the Board (or such other committee of the directors appointed to administer the ESP Plan) in its discretion.

•
Additional notional Common Shares will be credited to an ESP Account in respect of the existing notional Common Shares then credited whenever cash or other dividends are paid on the Common Shares. Additional notional Common Shares credited on this basis shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such ESP Plan Participant if the notional Common Shares then credited to the ESP Account of such ESP Plan Participant as at the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as at the date on which the dividend is paid on the Common Shares.

•
An ESP Plan Participant shall only be entitled to receive Common Shares upon the notional Common Shares recorded in his or her ESP Account becoming vested. Notional Common Shares credited to the ESP Plan Participant’s ESP Account will vest as follows:

-
In respect of the Employee Contribution, notional Common Shares will vest immediately upon the earlier of (i) a Change of Control (as defined in the ESP Plan) of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year.

-
In respect of the Company Contribution, notional Common Shares will vest on the terms set in the sole discretion of the Board (or such other committee of the directors appointed to administer the ESP Plan). However, if the Board (or such other committee) has not specified the vesting terms of a particular issuance of Common Shares credited to the “ESP Account” of an ESP Plan Participant, such Common Shares shall vest immediately upon the earlier of (i) a Change of Control of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year, provided that such ESP Plan Participant has not (a) been terminated by the Company or a designated affiliate (with or without cause), or (b) ceased employment with the Company or a designated affiliate as a result of resignation or some other reason other than Retirement (“Termination” or “Terminated”) before December 31st of such calendar year.

-
If an ESP Plan Participant is terminated before the notional Common Shares credited to his or her ESP Account becoming vested, the amount of the Company Contribution shall be credited (or notionally credited) back to the Company.

•	To settle notional Common Shares, the Company, in its sole discretion, shall either:

-
within ten (10) days from the end of each calendar year, issue for the account of each ESP Plan Participant, fully paid and non-assessable Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year;

-
within ten (10) days from the end of each calendar year, purchase or arrange for the purchase on the market, on behalf of each ESP Plan Participant, such number of Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year; or

-	within ten (10) days from the end of each calendar year, settle notional Common Shares by some combination of issuing and purchasing in accordance with the above.

•	Common Shares issued to ESP Plan Participants under the ESP Plan may be made subject to any holding period as deemed appropriate or as required under applicable securities laws.

•	In the event of the Termination of an ESP Plan Participant, the ESP Plan Participant shall automatically cease to be entitled to participate in the ESP Plan.

•
The Board (or such other committee of the directors appointed to administer the ESP Plan) may from time to time amend, suspend or terminate (and re-instate) the ESP Plan in whole or in part without approval of the Shareholders of the Company, but subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSXV.

•
The Board has broad discretion to amend the ESP Plan without seeking the approval of Shareholders, including, without limitation, amendments to the ESP Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty. However, the Company may not make the following amendments to the ESP Plan without the approval of Shareholders and the TSXV: (i) an amendment to remove or exceed the insider participation limit prescribed by the TSXV Corporate Finance Manual; (ii) an amendment to increase the maximum number of Common Shares issuable under the ESP Plan; and (iii) an amendment to an amending provision within the ESP Plan.

•
Except as otherwise may be expressly provided for under the ESP Plan or pursuant to a will or by the laws of descent and distribution, no right or interest of an ESP Plan Participant under the ESP Plan is assignable or transferable.

The above summary is subject to the full text of the ESP Plan, which can also be found on the Company’s website at www.ElectraBMC.com and are also available on SEDAR+ at www.sedarplus.ca.

The Board has approved the ESP Plan.  The formal adoption of the ESP Plan is subject to disinterested Shareholder approval at the Meeting and final TSXV approval.

The Board recommends that Shareholders vote FOR the ESP Plan Resolution. Accordingly, unless a disinterested Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the ESP Plan Resolution, the persons named in the accompanying proxy intend to vote FOR the ESP Plan Resolution.

The text of the ESP Plan Resolution to be submitted to disinterested Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.	the ESP Plan (as defined and described in the Company’s management information circular dated September 5, 2023), be and is hereby ratified, confirmed, authorized and approved;
2.
the form of ESP Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company;

3.	the Company be and is hereby authorized to issue Common Shares pursuant and subject to the terms and conditions of the ESP Plan as fully paid and non-assessable Common Shares of the Company; and
4.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

PART 3: ABOUT ELECTRA

Corporate Governance Practices

Electra believes in the importance of a strong Board and sound corporate governance policies and practices to direct and manage its business affairs. Good corporate governance is essential to retaining the trust of the Shareholders, attracting the right people to the organization and maintaining the Company’s social license in the communities where it works and operates. Electra also believes that good governance enhances its performance.

The Company’s governance framework is evolving as the Company continues to grow. Electra’s governance policies also respect the rights of Shareholders and comply with the rules of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the TSXV and the Nasdaq Capital Markets.

The Board has adopted Board and committee mandates as well as other policies and practices. Independent directors are expected to hold in-camera meetings at each quarter-end Board meeting. A copy of the Company’s Code of Business Conduct and Ethics (“Code of Conduct”), as well as Board and committee mandates, are posted on Electra’s website at www.ElectraBMC.com and can be requested from the Company.

The Board has not adopted policies on mandatory retirement or overboarding, on the belief that age, or number of Board seats are not, in themselves, determinants of a director’s ability to make an effective contribution to the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment.

The following discussion outlines some of Electra’s current corporate governance practices, particularly with respect to the matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

Code of Conduct

Electra is committed to adhering to high standards of corporate governance. The Company’s Code of Conduct reflects its commitment to conduct its business in accordance with all applicable laws and regulations and the highest ethical standards. The Code of Conduct has been adopted by the Board and applies to every director, officer and employee of the Company. In addition, directors, officers and employees must also comply with corporate policies, including Electra’s Disclosure Policy and Insider Trading Policy.

The Code of Conduct requires high standards of professional and ethical conduct in the Company’s business dealings. Electra’s reputation for honesty and integrity is integral to the success of its business and no person associated with the Company will be permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. Electra’s business activities are always expected to be conducted with honesty, integrity and accountability.

The Board monitors compliance with the Code of Conduct through its Audit Committee, which oversees the Company’s anonymous whistleblower program. Any incidences of non-compliance would be reviewed by Management and reported to the Audit Committee or the Board.

Activities that may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. To ensure that directors exercise independent judgment, each director must disclose all actual or potential conflicts of interest or material interest and refrain from voting on matters in which such director has a conflict of interest. The director must also excuse himself or herself from any discussion on the matter.

Role of the Board

The primary responsibility of the Board is to supervise the management of the business and affairs of the Company. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and reliable financial and other information to Shareholders and engages in ethical and legal conduct.

The Company expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. The Chair does not have a second or casting vote in the case of equality of votes in any matter brought before the Board.

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of Electra’s stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively. New candidates for the Board are identified principally by the CGN Committee. In identifying new candidates for Board nomination, the Company looks for individuals with diverse backgrounds at the executive level. This ensures that best practices and experience across multiple industries can be applied in making strategic decisions for the Company.

In addition to the foregoing, each director is expected to:

•	Develop an understanding of Electra’s strategy, business environment, the market in which the Company operates and its financial position and performance;

•	Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

•	Diligently prepare for each Board and committee meeting by reviewing all of the meeting materials in advance of the meeting date;

•	Actively and constructively participate in each meeting and seek clarification when necessary to fully understand the issues being considered;

•	Leverage experience and wisdom in making sound strategic and operational business decisions; and

•	Demonstrate business acumen and a mindset for risk oversight.

Mandates

A copy of the Mandate of the Board of Directors outlining the role and responsibilities of the Board is included as Schedule 1 to this Circular. In order to delineate their respective roles and responsibilities, written position descriptions for the Chair of the Board and the CEO have been developed.

The responsibilities of the Chair include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, committees and the individual directors in effectively understanding and discharging their duties and responsibilities; overseeing all aspects of the Board and committee functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser and confidant to the CEO and other executive officers; and ensuring effective communications between the Board and Management. The Chair is also required to coordinate and preside at all meetings of the Board and Shareholders.

The responsibilities of the CEO include (subject to the oversight of the Board) general supervision of the business of the Company; providing leadership and vision to the Company; developing and recommending significant corporate strategies and objectives for approval by the Board; developing and recommending annual operating budgets for approval by the Board; and working with the Board on talent development and succession planning. The CEO communicates regularly with the Board to ensure that directors are being provided with timely and relevant information necessary to discharge their duties and responsibilities.

Risk Oversight

The Board oversees an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps Management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company’s business strategy is a key part of its assessment of the Board’s appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

Board Effectiveness

On an annual basis, directors review the Board’s performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing to mind the particular credentials of the individual and the purpose of originally nominating the individual to the Board.

The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and scope of activities. The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

Director Orientation and Continuing Education

At present, the Company does not provide a formal orientation program for new directors. New directors are briefed by the CEO and other officers on the Company’s current business plan, strategic priorities, property holdings, ongoing exploration programs, short, medium- and long-term corporate objectives, financials status, general business risks and mitigation strategies, and existing Company policies. This is appropriate, given the Company’s size and current level of activity, the ongoing interaction amongst the directors and the low director turn-over. However, if the growth of the Company’s operations warrants it, it is possible that a formal orientation process would be implemented.

Continuing education of Board members is achieved through site visits, regular CEO communications on topics deemed relevant and quarterly Board material. The skills and knowledge of the Board is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with Management’s assistance. The directors are advised that, if a director believes that it would be appropriate to engage in relevant continuing education, the Company will pay for the cost thereof. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board.

Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation, Governance, and Nominating Committee (the “CGN Committee”) and the Technical and Sustainability Committee (the “Technical Committee”).

Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Electra’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Electra’s financial statements; the external Auditors’ qualifications and independence; and the external Auditors.

More particularly, the Audit Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight of the integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the appointment and performance review of the independent Auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting and management of financial business risks that could materially affect Electra.

The Audit Committee is currently comprised of Ms. Susan Uthayakumar (Chair) and Messrs. John Pollesel and C.L. “Butch” Otter. All of the members of the Audit Committee are financially literate and are independent.

National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. All members of the Audit Committee are “independent” within the meaning of NI 52-110.

All members of the Audit Committee are “financially literate” and “financial experts”, within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Company. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Company, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals’ financial sophistication.

Reference is made to the section entitled “Audit Committee” in the Company’s Annual Information Form dated April 4, 2023 (“AIF”) that contains the information required by section 5.1 and Form 52-110F1 of Regulation 52-110. The Company’s AIF is available on SEDAR+ at www.sedarplus.ca and a copy of same will be provided free of charge, upon request, to any shareholder of the Company.

CGN Committee

The CGN Committee has been created to assist the Board in fulfilling its responsibility for developing and recommending corporate governance principles applicable to the Company and overseeing qualified individuals in Board and management positions. The GCN Committee also makes recommendations to the Board concerning executive compensation matters. The CGN Committee is responsible for the review and assessment of the compensation arrangements for the Company’s NEOs (as defined below). The Board (exclusive of the CEO, who is also a member of the Board) approves executive compensation. The CGN Committee rely on their experience and background in the mining and finance sectors, both as senior executives and as members of the boards of directors of other public companies and works with the Management to make executive compensation decisions in the best interests of the Company. In assessing individual executive compensation, the CGN Committee, with input from Management, considers the compensation of the individual’s peers in comparable industries, the individual’s experience, performance and historical compensation and the overall performance of the Company. The CGN Committee meets as required throughout the year in person or by telephone. There are two (2) scheduled meetings each year – one at year-end to determine review compensation, including performance incentive entitlements, and another meeting to review long-term incentive grants for Board and management under the Company’s 2022 Amended and Restated LTIP. The assessments and determinations made at these two (2) meetings relate to the overall executive compensation package provided to NEOs. The CGN Committee also meets on an ad hoc basis throughout the year to review matters outside of the normal compensation review process.

Composition of the CGN Committee

The CGN Committee is currently comprised of Messrs. John Pollesel (Chair) and C.L. “Butch” Otter, both of whom are independent.  Mr. Mell resigned as a member of the CGN Committee on November 8, 2022.

As noted under each member’s “Director Profiles” located above, all members of the CGN Committee have direct experience relevant to their responsibilities concerning executive compensation. The members of the CGN Committee rely on their individual experiences as current or previous executives/directors of reporting issuers. These experiences and the skills derived therefrom allow the members to appropriately make decisions on the suitability of the Company’s compensation policies and practices.

Technical Committee

The Technical Committee has been created to assist the Board in ensuring there is appropriate oversight over the engineering, production process, and risk mitigation decisions made about the refinery restart. In addition, this committee ensure the Company is following global best practices concerning Environmental, Social and Governance (“ESG”) activities and that appropriate analysis, such as Life Cycle Assessments (“LCA”) are performed to ensure the Company advances its assets in a manner that minimizes the overall carbon footprint. This committee ensures major technical decisions are reviewed and assessed against ESG criteria before implementation.

Composition of the Technical Committee

The Technical Committee is currently comprised of Messrs. Pollesel (acting Chair) and Trent Mell, following Mr. Macdonald’s resignation from the Board on May 17, 2023.

Environmental and Social Governance

The Company’s mission is to be one of the most sustainable producers of battery materials, providing low-carbon, ethical and traceable products.

Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the transition to electric mobility and reduction of global carbon emissions.

The Company strives to be a leader amongst its peer group in the area of ESG and is committed to sustainable production and employing industry-leading ESG practices in its operations.

The Company will provide a clean and ethical supply of cobalt for the electric vehicle market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute and the Responsible Minerals Initiative (RMI), the Company commits to industry-wide risk management standards and tools that help cobalt supply chain players identify production and sourcing related risks. As an RMI member, the Company will undergo third-party audits of the systems and policies in place to ensure responsible sourcing of minerals.

The Company’s refinery is projected to have a lower quartile carbon intensity cobalt by the refinery’s hydrometallurgical process, that is less energy intensive while taking advantage of Ontario’s clean electricity grid, from which more than 90% of electricity is generated from zero or low carbon sources. In October 2020, results were released from an independent LCA which affirmed the low carbon footprint of the Company’s refinery. The report concluded that the environmental impacts associated with refining cobalt at the Company’s refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. The Company believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market. The Company’s ESG policies outline the standards, practices and commitments regarding the management of priority topics related to Supply Chain, Human Rights, Environment and Sustainability, and include the deployment of a grievances mechanism, allowing all stakeholders a safe space to voice their concerns and opinions. The Company published its inaugural Sustainability Report on January 11, 2023 committing to net-zero greenhouse emissions by 2050.

Diversity Disclosure

Term Limits

Directors are to be elected at each annual meeting of Shareholders to hold office for a term expiring at the next annual general and special meeting of Shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the CBCA. The CGN Committee will be principally responsible for the nomination of new candidates for election by Shareholders to the Board. The Company has not adopted term limits for members of the Board or other mechanisms for Board renewal. The CGN Committee recognizes the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The CGN Committee and the Board also recognize that a director's experience and knowledge of the Company's business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Designated Groups

The Board is committed to maintaining high standards of corporate governance in all aspects of the Company’s business and affairs and recognizes the benefits of fostering greater diversity in the boardroom. A fundamental belief of the Board is that a diversity of perspectives maximizes the effectiveness of the Board and decision-making in the best interests of the Company. As noted above, in identifying new candidates for Board nomination, the Company does look for individuals with diverse backgrounds at the executive level. This ensures that best practices and experience across multiple industries can be applied in making strategic decisions for the Company. However, the Company has not adopted a formal written policy related to the identification and nomination of designated groups (as defined in the Employment Equity Act (Canada)) for directors. The Company nonetheless appreciates the value of a diverse Board and management and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of Shareholders.

No specific quota or targets for the representation of designated groups on the Board or executive officer positions has been adopted to allow the CGN Committee to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on designated groups. When the CGN Committee selects candidates for the Board or for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, including whether the individual is a member of a designated group, to best bring together a selection of candidates allowing the Company to perform efficiently and act in the best interest of the Company and the Shareholders.

There is currently one (25%) woman on the Board and one (25%) visible minority on the Board. One of the four (25%) nominees to the Board is a woman and a visible minority. Management does not currently have a member of a designated group.

PART 4: EXECUTIVE COMPENSATION

Report of the Compensation, Governance, and Nominating Committee

The Company is pleased to give you important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for the financial year ended December 31, 2022. The Company’s executive compensation philosophy is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for Shareholders.

Our Approach to Compensation

The current compensation plan adopts a balanced approach between shorter-term results and longer-term strategic objectives and is designed with the following considerations in mind:

•	Linking compensation to the Company’s performance;
•	Emphasizing variable compensation that is contingent upon achievement of key business objectives;
•	Compensating executives at a level and in a manner that ensures Electra is capable of attracting, motivating and retaining superior talent; and
•	Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

To strengthen the alignment between pay and performance, a percentage of the senior executive officers’ compensation is variable in nature, in the form of cash bonuses and Options, RSUs, PSUs and DSUs under the 2022 Amended and Restated LTIP. The 2022 Amended and Restated LTIP provides the Company flexibility in the design of executive compensation programs, including vesting criterion contingent on future performance.

Compensation Discussion and Analysis

The compensation discussion and analysis describe Electra’s compensation policies and practices for its Chief Executive Officer, Chief Financial Officer and its three (3) other most highly compensated executive officers. These individuals are referred to in this compensation discussion and analysis as the “Named Executive Officers” (“NEOs”).

The CGN Committee considers the implications of the risks associated with the Company’s compensation policies and practices and reports such implications to the Board. The Board strives to ensure that the members of the CGN Committee have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The CGN Committee believes that the executive compensation structure addresses potential risks by tying a portion of overall compensation to the achievement of certain milestones, including: (i) criteria relating to annual performance, in the case of bonus payments and (ii) vesting periods for Options or other Awards. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s NEOs and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For greater certainty, but without limiting the generality of the foregoing, such financial instruments include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Named Executive Officers

During the financial year ended December 31, 2022, Electra’s NEOs were Trent Mell, Ryan Snyder, the former Chief Financial Officer of the Company, Craig Cunningham, the former Chief Financial Officer, Mark Trevisiol, Vice-President Projects of the Company, Michael Insulan, the Vice-President Commercial of the Company, and Renata Cardoso, the former Vice-President Sustainability of the Company.

Objectives of the Executive Compensation Program

The Company’s executive compensation practices underpin several objectives:

•	Attract, motivate and retain highly qualified and experienced executives;
•	Recognize and reward contributions to the success of the Company as measured by the accomplishment of performance objectives;
•	Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;
•	Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;
•	Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Company competes; and
•	Protect long-term Shareholder interests by ensuring NEOs and other senior executives’ interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Executive Compensation Strategy

NEOs cannot control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates and regulatory uncertainty. Our compensation program design thus considers factors over which the executive officers can exercise control, such as advancing the Company’s strategic plan, meeting budget targets established by the Board at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. NEOs will participate in the compensation process and coordinate with the Board in setting target bonuses and objectives. The Board can subsequently exercise discretion in their award of compensation absent attainment of the relevant performance criteria or reduce or increase the size of any award or payout.

For the December 31, 2022 fiscal year, the Company had thirteen (13) defined performance objectives, several of which were met in part or in whole. The most significant shortcoming in the 2022 fiscal year related to the schedule and budget for completion of the Company’s cobalt sulfate refinery.

The refinery project was impacted by many of the same pressured affecting other North American construction projects, including supply chain delays and geopolitical issues in Europe that caused a 75% increase in energy prices and initiated significant ripple effect in other commodities.  Inflation rates worldwide hit 40-year highs.  Labour contracts in Ontario of 8-9% increases year on year. Transportation costs, iron ore, steel, nickel all had over 50% increases in prices.

Impacts specific to the Company included a batch of solvent extraction tanks that failed inspection, leading to a 6-month delay in delivery. Other supply chain issues, some of which are still ongoing, include delays with pumps, computer chips and custom manufacturing. The Company also took delivery of an evaporator unit that was damaged in transport.

As a result of the above, it is estimated that the capital project will require approximately 43% more capital to complete. Other projects in Ontario have reported similar challenges, with developments costs of a nearby mine 100% above previous estimates.

Highlights in 2022 included:

•	Completion of a strategic supply contract with LG Energy Solution’
•	Debt financing arrangement to allow commencement of the refinery project,
•	Commencement or a battery recycling demonstration plant,
•	Identification of a new mineralized copper-cobalt target area in Idaho, and
•	Completion of an inaugural sustainability report.

Where performance objectives fell short of target performance, a recurring cause was the challenging supply chain and high inflation as economies recovered from the COVID-19 pandemic.

A summary of the targets and the Company’s achievement against such targets is provided below:

Objective	Achievement
Refinery tracking to schedule for commencement of dry commissioning by the end of 2022
Objective was not achieved. Global supply chain pressures and a failed first batch of solvent extraction tanks are examples of externalities impacting schedule.  Supply chain delays such as pumps, computer chips and the E-house only became issues after the order was awarded.

Refinery project total capital costs tracking within US$67M +/-5% (~C$85-94M)
Objective was not achieved. Project was impacted by many of the same pressured affecting other North American construction projects, including supply chain delays and geopolitical issues in Europe that caused a 75% increase in energy prices and initiated significant ripple effect in other commodities. Inflation hit 40-year highs.  Labour contracts of 8-9% increases year on year. Transportation costs, iron ore, steel, nickel all had over 50% increases in prices.

Commercial contract(s) for cobalt sulfate offtake	Company signed a three-year agreement with LG Energy Solution for 60% of future production.
Develop a battery recycling business plan	Refinery commissioned and demonstration plant commenced in December. MHP sales contract executed and MOU signed with Marubeni.
Drill Ruby target to assess second potential copper-cobalt deposit in Idaho	Drill campaign confirmed Ruby as a new target area and multiple pierce points at Iron Creek extended the deposit.
De-risk the Iron Creek project through permits, government engagement and/or metallurgical work
Plan of Operations for 10-year drill pad permits accepted by US Forest Service and well received in public comment period. Geochemical work acquired on new target areas and a new property acquired north of Iron Creek.

Share price outperforms peers
Share price performance was in the top quartile for much of the year. Selling pressure following a US$5.5M equity raise in November, during difficult market conditions, resulted in share price underperformance in the fourth quarter.

NASDAQ listing and equity raise	Listing completed and a small equity raise completed, though lower than target. Three new analysts and several banks began providing coverage.
Working capital for refinery operations
Structure of the LG Energy Solution contract addressed a majority of the working capital requirements. Much smaller working capital facility will be required but delay in commissioning lessened the priority of this KPI.

Identify growth initiatives	Electra approached as the preferred partner for the planned Battery Park in Bécancour, Quebec.
Implement tax-efficient corporate structure	Reviewed proposals from 3rd party experts to restructure subsidiaries but the delayed commissioning extended the window to determine optimal structure.
Zero reportable environmental or safety incidents
Total Recordable Injury Frequency (# of injuries x 200,000 hours worked / hours worked) was under the target of 2.0 to 2.5 (Actual was zero reportable injuries).  Two effluent exceedances, one of which was disputed due to retroactive application of federal guidelines.

Advance ESG credentials
Inaugural sustainability report completed in Q4. Joined the Responsible Minerals Initiative (RMI), conducted supplier site visits, used RMI documents to attest our main suppliers are compliant with our Supply Chain Policy.

Peer Group Selection

A diverse approach was taken to develop a peer group, with consideration for development stage companies and battery materials companies to account for Electra’s rapid growth and the emerging industry. Due to the limited number of cobalt and lithium companies at similar stages, a broader market capitalization range was applied to select the peer group. Some precious metals companies were included as they are similar in size and compete for the same board and executive talent.

For the 2022 calendar year, which includes the most recently completed financial year, the general criteria applied in selecting the comparator group were as follows:

a.	Business Content/ Scope – Peer group companies should operate in similar industries and/or sub-industries with comparable geographic location(s) and business/cost models.
b.	Size of Operations – Compensation availability and levels are typically aligned with size of operations and financial performance.
c.	Financial Performance – Market capitalization is a key determinant for similar comparison. Other indicators include: assets, number of employees and share price.
d.	Statistical Reliability and Validity – To ensure the compensation data is reliable and pay decision making has validity the ideal number of peer group companies should be between 10-15.
e.
Talent Competitors – The availability of executive talent or lack thereof presents attraction and retention challenges locally where a company operates and globally. Talent competitors need to be considered as they can impact compensation element movements; sometimes significantly.

Based on those criteria, the following group of companies in 2022 was determined to be an appropriate comparator group:

Company Name	Estimated Market Cap ($)
Troilus Gold Corp.	$145,390,000
Sherritt International	$160,900,000
Integra Resources Corp.	$168,930,000
Alpha Lithium Corp.	$172,370,000
Northern Dynasty Minerals Ltd.	$217,190,000
Probe Metals	$254,480,000
Amerigo Resources Ltd	$253,580,000
Western Copper & Gold Corp.	$302,850,000
Nevada Copper Corp.	$316,590,000

Based on a review of the peer group noted, the base salaries and total compensation paid to the CEO of the Company were below the average range of the peer group and other NEOs were found to generally align with the median range of the peer group.

Elements of Compensation

Compensation is comprised of three main components: base salary, annual bonus and Options and other long-term incentives.

a)
Base Salary – Base salary represents approximately half of the CEO’s total compensation and a higher percentage of the Company’s compensation program for other NEOs. The Company’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the North American materials sector, specifically those focused on developing the battery materials supply chain.

b)
Annual Bonus – Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking the achievement of corporate and individual goals and objectives with variable cash compensation in the form of an annual bonus.

As noted above, many but not all corporate objectives for 2022 were achieved, yielding a score of 70% of target. Bonuses were primarily in the form of non-cash incentives to the executive team commensurate with that performance.

c)
Stock Options and other long-term incentives – The award of long-term incentives is intended to give each Option holder an interest in preserving and maximizing shareholder value in the longer term. In addition, the grant of Awards generally is intended to align the interests of executive officers with those of Shareholders and to enable the Company to attract and retain individuals with experience and ability. Award grants are considered when reviewing executive officer compensation packages as a whole. Options generally have a five-year term, are subject to vesting provisions of up to three years and carry an exercise price equal to the fair value of the Common Shares as at the granting date. DSUs vest one year from the grant date but may not be exercised until the director ceases to serve on the Board. PSUs generally vest in two (2) tranches over a 12-month period contingent on achieving strategic corporate objectives. There are 534,618 DSUs, 63,889 PSUs and 456,455 RSUs outstanding as of the date of this Circular. The periodic award of Awards under the Company’s 2022 Amended and Restated LTIP is determined by the Board based on the recommendations of the CGN Committee, is discretionary and takes into account previous Option awards as well as typical market practices of the comparator group of companies.

Risks Associated with Compensation

Considering the Company’s size, the Board does not deem it necessary to consider at this time the implications of the risks associated with the Company’s compensation policies and practices. However, the Company believes its compensation policies alleviate risk by having a balance of short term (salary) and long-term compensation. The CGN Committee will also evaluate the risks and adjust the Company’s compensation policies as necessary. As previously mentioned, Options and other non-Option based awards are granted to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value. There is no formal process for assessing when such awards are to be granted. Options and/or non-Option based awards are granted at a time determined necessary by the CGN Committee and the Board in their discretion.

Financial Instruments

The Company does not currently have a policy that restricts NEOs or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, as of the date of this Circular, no NEO or director of the Company has participated in the purchase of such financial instruments pertaining to the Company.

Risks Associated with Compensation

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the financial periods 2017 through 2022, assuming a $100 initial investment with all dividends reinvested.

Note:
(1)	On April 13, 2022, the Company consolidated its Common Shares on the basis of one new post-Consolidation Common Share for every 18 pre-Consolidation Common Shares,

In 2017-2018, the Common Share price traded in tandem with the price of cobalt, which dropped from a multi-year high of more than US$45 per pound to less that $US15 per pound.  As the Company’s strategy shifted from cobalt exploration towards a stronger focus on hydrometallurgical refining of primary and recycled critical minerals, including cobalt, share price performance became less correlated with the price of cobalt. When the Company commenced procurement and construction in the post-Covid period, it was exposed to supply chain disruptions and inflation levels not seen in forty years, which adversely impacted stock price performance in 2022.

The Company is committed to increasing shareholder value and the CGN Committee and Board do take share price performance into consideration when making compensation determinations. The Company is focused on building long-term value for shareholders by maximizing the potential of its projects and progressing towards development. Compensation is paid to its executive officers for furthering these objectives.

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of option-based awards, which only create value for recipients if the share price has increased over the term of the option.

Summary Compensation

The following table sets out, for the three most recently completed financial years, the compensation paid to or earned by each of the NEOs.

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards (1)(2) ($)	Annual Incentive Plan (3) ($)	All Other Compensation ($)	Total Compensation ($)
Trent Mell (4) CEO	2022	399,229	96,635	270,915	25,000	-	791,779
	2021	359,061	206,703	-	295,000	-	860,764
	2020	330,435	87,000	74,578	245,000	-	737,013
Craig Cunningham (5) Former CFO	2022	154,000	-	137,666	35,000	-	326,666
	2021	-	-	-	-	-	-
	2020	-	-	-	-	-	-
Ryan Snyder (6) Former CFO	2022	97,788	147,885	76,720	-	-	322,393
	2021	240,444	85,000	-	104,000	-	429,444
	2020	240,059	43,500	37,289	104,000	-	424,848
Mark Trevisiol(7) VP Projects	2022	258,333	20,907	80,241	25,000	-	384,481
	2021	250,000	36,250	-	20,000	-	306,250
	2020	83,333	-	-	-	-	83,333
Michael Insulan(7) VP Commercial	2022	224,167	20,907	42,116	25,000	-	312,190
	2021	200,000	25,500	79,977	-	-	305,477
	2020	-	-	-	-	-	-
Renata Cardoso (8)	2022	152,423	-	78,572	35,000	-	265,995
VP Sustainability	2021	-	-	-	-	-	-
	2020	-	-	-	-	-	-

Notes:
(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)
This column includes the grant date fair value of all Options granted by the Company to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment and were estimated using the Black-Scholes option pricing model. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across the industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes.

(3)	Management bonuses were paid based on achieving certain corporate objectives for the applicable years.
(4)	In 2021, the Board increased Trent Mell’s salary to $360,000 to align with peer group metrics.
(5)	Mr. Cunningham was appointed CFO on June 8, 2022, he resigned as the CFO on June 30, 2023 and was replaced by Peter Park, current Chief Financial Officer of the Company.
(6)	Mr. Snyder resigned from the Company on April 29, 2022.
(7)
Messrs. Trevisiol and Insulan became NEOs in 2021 after Mr. Trevisiol joined the Company in 2020 and Mr. Insulan joined in 2021. Amounts in 2020 for Mr. Trevisiol relate to compensation before becoming an NEO.

(8)	Ms. Cardoso joined the Company on April 11, 2022. She subsequently resigned from her role on August 23, 2023.

Senior Leadership Team

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was subsequently appointed as President and Chief Executive Officer of the Company on March 2, 2017. Mr. Mell was paid an annual base salary of $400,000 in 2022. In January 2023, the Company signed a revised contract with Mr. Mell, outlining a bonus potential of up to 100% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. For the 2022 calendar year, Mr. Mell received a cash bonus of $25,000, share-based compensation of $96,635 and option-based compensation of $270,915.

Craig Cunningham – Former Chief Financial Officer

On June 8, 2022, Craig Cunningham entered into an employment agreement with the Company (the “Cunningham Agreement”) and was appointed as Chief Financial Officer of the Company. Mr. Cunningham was paid an annual base salary of $280,000. His target bonus was 50% of base salary and a maximum bonus potential of 75% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. Mr. Cunningham resigned from the Company on June 30, 2023 and was replaced by Peter Park, current Chief Financial Officer of the Company.

Ryan Snyder – Former Chief Financial Officer

On October 22, 2018, Ryan Snyder entered into an employment agreement with the Company (the “Snyder Agreement”) and was subsequently appointed as Chief Financial Officer of the Company. Mr. Snyder was paid an annual base salary of $240,000 in 2021. He has a target bonus of 35% of base salary and a maximum bonus potential of 70% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. Mr. Snyder resigned from the Company in Q2 2022.

Mark Trevisiol – Vice-President, Projects

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was subsequently appointed as Vice-President, Projects. Mr. Trevisiol is paid an annual base salary of $270,000. In 2022, his target bonus was 50% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. The Trevisiol Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below.

Michael Insulan – Vice-President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was subsequently appointed as Vice-President, Commercial. Mr. Insulan is paid an annual base salary of $240,000. He has a target bonus of 40% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board. The Insulan Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below.

Renata Cardoso – Vice-President, Sustainability

On April 11, 2022, Renata Cardoso entered into an agreement with the Company (the “Cardoso Agreement”), and was subsequently appointed as Vice-President, Sustainability. Ms. Cardoso was paid an annual base salary of $225,000. She had a target bonus of 35% of base salary and a maximum bonus potential of 70% of base salary contingent upon achieving corporate objectives agreed upon with the Board. Ms. Cardoso resigned from the Company on August 23, 2023.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of December 31, 2022:

		Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the-money Options (1) ($)	Number of Share- Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested (2) ($)	Number of Share- Based Awards – Vested (#)	Market Value of Share- Based Awards – Vested (2) ($)
Trent Mell	42,963	8.82	Jun. 26, 2023	-	24,479	55,078	31,230	70,268
	38,889	6.48	Sep. 27, 2023	-	-	-	-	-
	17,593	2.52	Sep. 4, 2024	-	-	-	-	-
	40,741	2.52	Jul. 10, 2025	-	-	-	-	-
	81,849	5.40	Jan. 19, 2027	-	-	-	-	-
	40,000	3.21	Nov. 22, 2027	-	-	-	-	-
Craig Cunningham	40,000	4.90	June 7, 2027	-	-	-	-	-
	15,000	3.21	Nov. 11, 2027	-	-	-	-	-
Ryan Snyder	-	-	-	-	-	-	-	-
Mark Trevisiol	27,778	2.61	Aug. 27, 2025	-	2,778	6,251	20,475	46,069
	17,708	5.40	Jan. 19, 2027	-	-	-	-	-
	20,000	3.21	Nov. 11, 2027	-	-	-	-	-
Michael Insulan	27,778	6.21	Apr. 16, 2026	-	2,083	4,687	3,808	8,568
	17,708	5.40	Jan. 19, 2027	-	-	-	-	-
Renata Cardoso	19,444	5.76	Apr. 1, 2027	-	-	-	-	-
	15,000	3.21	Nov. 11, 2027	-	-	-	-	-

Notes:
(1)
The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $2.25 for the Common Shares on the TSXV on December 31, 2022 and the exercise price of the Options, multiplied by the number of unexercised Options.

(2)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $2.25 for the Common Shares on the TSXV on December 31, 2022.

Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the financial year ended December 31, 2022:

Name	Option Based Awards – Value Vested During the Year (1) ($)	Share Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Trent Mell	51,972	213,141	25,000
Craig Cunningham	-	-	35,000
Ryan Snyder	-	-	-
Mark Trevisiol	24,861	58,390	25,000
Michael Insulan	-	33,737	25,000
Renata Cardoso	-	-	35,000

Notes:
(1)
The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options. All Options granted to the NEOs had an exercise price equal to the closing price of the Company’s Common Shares as of the date of grant.

(2)	The “Share Based Awards” encompass the PSUs, RSUs and DSUs that vested during 2022. The value reflects the value of the Common Shares issuable to each individual on the vesting date.
(3)	The “Non-Equity Incentive Plan Compensation – Value Earned During the Year” represents short term incentive bonus amounts earned in 2022 and paid in 2023.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

In accordance with the terms of the Mell Agreement and the Cunningham Agreement, the Company may terminate each executive at any time without further obligation by providing notice based on the length of employment of each executive. In the case of the Mell Agreement, Mr. Mell would be entitled to receive a payment equivalent to 24 months’ salary and bonus in the event the agreement is terminated without cause. In the case of the Cunningham Agreement, Mr. Cunningham would be entitled to receive a payment equivalent to 6 months’ salary in the event of termination without cause. The Company has also entered into change of control agreements with each of Messrs. Mell and Cunningham, pursuant to which Mr. Mell would be entitled to payments equivalent to the above in the event he is terminated within 12 months of a change of control event while Mr. Cunningham would be entitled to 12 months’ salary and pro rated bonus. A change of control event is defined as another party acquiring a controlling position in the Common Shares of the Company. Upon any of the termination or change of control payments noted above, there are no associated conditions for the terminated officers such as non-compete clauses. The officers must continue to adhere to their confidentiality requirements under the Company’s existing policies.

In January 2023, the Insulan Agreement was amended to include a change of control agreements pursuant to which Mr. Insulan would be entitled to payments equivalent 12 months’ salary and bonus in the event the agreement is terminated without cause. The Trevisiol Agreement was also amended in January 2023 to include a change of control agreements pursuant to which Mr. Trevisiol would be entitled to payments equivalent 18 months’ salary and bonus in the event the agreement is terminated without cause.

The following table discloses the estimated amounts payable to those NEOs under a termination or change of control. Amounts disclosed in the table below assume that the NEOs termination of employment and/or change of control occurred on December 31, 2022

NEO	Payment due upon Termination ($)	Payment due upon Change of Control ($)
Trent Mell	1,320,000	1,320,000
Craig Cummingham	140,000	361,667

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding Options and exercise of current PSUs, RSUs and DSUs and the weighted-average exercise price of the outstanding Options in connection with the 2022 Amended and Restated LTIP as at December 31, 2022:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, PSUs, RSUs and DSUs	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by security holders
Options DSUs RSUs PSUs Total	991,960 235,312 78,289 63,889 1,369,450	$4.95	424,707 153,576 171,711 213,889 963,883

Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,369,450	$4.95	963,883

Notes:
(1)
The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall not exceed 2,333,333.

Other Compensation Matters

Proportion of Common Shares Held by Directors and Executive Officers

Collectively, as of the date hereof, the directors and executive officers of the Company, as a group, own directly or indirectly 468,693 Common Shares representing approximately 0.8% of the issued and outstanding Common Shares.

PART 5: DIRECTOR COMPENSATION

The following table discloses the particulars of the compensation provided to the non-executive directors of the Company for the financial year ended December 31, 2022:

Non-Executive Director Compensation
(Financial Year Ended December 31, 2022)

Name	Annual Fees – Cash ($)	Share-Based Awards ($)	Option- Based Awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
John Pollesel (2)	$23,077	$60,000	$52,852	$Nil	$Nil	$Nil	$135,929
C.L. “Butch” Otter (3)	$52,500	$13,126	$26,426	$Nil	$Nil	$Nil	$92,052
Susan Uthayakumar (4)	$Nil	$40,102	$26,426	$Nil	$Nil	$Nil	$66,528
Garett Macdonald (5)	$33,750	$8,439	$26,426	$Nil	$Nil	$Nil	$68,615

Notes:
(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	John Pollesel was appointed as a director of the Company on May 17, 2017 and was granted 18,692 DSUs and 22,222 options in 2022.
(3)	C.L. “Butch” Otter was appointed as a director of the Company on February 21, 2019 and was granted 11,111 options in 2022.
(4)	Susan Uthayakumar was appointed as a director of the Company on October 1, 2019 and was granted 10,514 DSUs and 11,111 options in 2022.
(5)	Garett Macdonald was appointed as a director of the Company on June 4, 2018 and was granted 2,629 DSUs and 11,111 options in 2022. Mr. Macdonald resigned as a director of the Company on May 17, 2023.

Narrative Discussion

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources.

Executive Compensation-Related Fees

In 2022, the Company paid $60,000 to for Board Director search fees and $30,000 for compensation consulting. Both fees were paid to PM Search Partners.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the non-executive directors of the Company as of December 31, 2022:

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the- money Options (1) ($)	Number of Share- Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (2) ($)
John Pollesel	16,667 22,222	2.52 5.40	Sep. 4, 2024 Jan. 19, 2027	- -	- -	- -	65,860 -	148,185 -
C.L. “Butch” Otter	55,556 16,667	3.24 2.52	Feb. 21, 2024 Sep. 4, 2024	- -	- -	- -	41,644 -	93,699 -
	11,111	5.40	Jan. 19, 2027	-	-	-	-	-
Susan Uthayakumar	16,667 11,111	2.88 5.40	Oct. 1, 2024 Jan. 19, 2027	-	-	-	29,115	65,509
Garett Macdonald(3)	16,667 11,111	2.52 5.40	Sep. 4, 2024 Jan. 19, 2027	-	-	-	28,640	64,440

Notes:
(1)
The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $2.25 for the Common Shares on the TSXV on December 31, 2022 and the exercise price of the Options, multiplied by the number of unexercised Options.

(2)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $2.25 for the Common Shares on the TSXV on December 31, 2022.
(3)	Mr. Macdonald resigned as a director of the Company on May 17, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned by each non-executive director of the Company during the financial year ended December 31, 2022:

Name	Option Based Awards – Value Vested During the Year (1)	Share Based Awards – Value Vested During the Year (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
John Pollesel	8,500	60,000	-
C.L. “Butch” Otter	8,500	13,126	-
Susan Uthayakumar	5,278	40,102	-
Garett Macdonald(3)	8,500	8,439	-

Notes:
(1)
The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options.

(2)	The “Share Based Awards” encompass the DSUs that vested during 2022. The value reflects the value of the Common Shares issuable to each individual on the DSU vesting date, which is the grant date.
(3)	Mr. Macdonald resigned as a director of the Company on May 17, 2023.

PART 6: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of September 5, 2023, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the 2022 Amended and Restated LTIP and ESP Plan, and as may be set out herein.

Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or executive officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

Other than as disclosed elsewhere in this Circular, the management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Company or its subsidiaries.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Shareholder Proposals

A Shareholder intending to submit a proposal at the Company’s next annual meeting of Shareholders must comply with the applicable provisions of the CBCA. The Company will include a Shareholder proposal in the management proxy circular prepared for such annual meeting of Shareholders provided such proposal and declarations as required by the CBCA are received by the Company at its registered office at least 90 days before the anniversary of the previous year’s annual reference date and provided such proposal is required by the CBCA to be included in the Company’s management proxy circular.

Shareholders should carefully review the provisions of the CBCA relating to a Shareholder proposal and consult with a legal advisor.

Additional Information

Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca. The Company’s financial information is provided in its audited financial statements and MD&A for the year ended December 31, 2022, which are available for review under the Company’s profile on SEDAR+. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3; or (ii) e-mail to info@ElectraBMC.com.

Approval of Directors

The contents and the sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director and to the Auditors of the Company have been approved by the Board.

DATED at Toronto, Ontario, the 5th day of September 2023.

By Order of the Board of Directors,
“Trent Mell”
Trent Mell
President and Chief Executive Officer

Electra Battery Materials Corporation	Mandate of the Board of Directors

SCHEDULE 1:
MANDATE OF THE BOARD OF DIRECTORS

ELECTRA BATTERY MATERIALS CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

 Adopted April 8, 2022

The board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) is responsible for the stewardship of the business and affairs of the Company.  In this regard, the Board establishes policies, procedures and reporting mechanisms to safeguard company assets and ensure its long-term development, profitability and viability.  The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs.  The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives.

The Board delegates to the senior officers the responsibility for managing the day-to-day business of the Company.  The Board discharges its responsibilities to oversee management directly and through the Audit Committee, Compensation, Governance, and Nominating Committee and Sustainability Committee.  In addition to its standing committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature.  At all times, the Board will retain its oversight function and ultimate responsibility for matters that the Board may delegate to Board committees.

I.	APPLICATION

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties.  The Board shall have the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.

II.	COMPOSITION AND MEETINGS

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Compensation, Governance, and Nominating Committee, in accordance with the Company’s constating documents.  The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of Nasdaq and National Instrument 58-101 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators.

The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in the Position Description for the Chair of the Board.  The Chair should be an independent director.  Where this is not appropriate, an independent director will be appointed to act as “lead director.”

Electra Battery Materials Corporation	Mandate of the Board of Directors

The Board may delegate certain matters it is responsible for to the committees of the Board.  The Board shall appoint from among its members the members of each committee of the Board, in consultation with the relevant committee of the Board.

The Board will meet at least quarterly, or more frequently as circumstances dictate.  Each director has a responsibility to attend and participate in meetings of the Board.  The Board and the Chair may invite any executive, employee or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.  The independent members of the Board will also meet in camera, as required, without the non‐independent directors and members of management before or after each regularly scheduled meeting.

III.	RESPONSIBILITIES AND DUTIES OF THE BOARD

To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:

(a)	Oversight of Management

•	Delegating to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of the Company.

•
Approving the appointment of the Chief Executive Officer and the other officers of the Company and, together with the CEO, developing a written position description for the role of the CEO.  The Board, directly or through the Compensation, Governance, and Nominating Committee, is also responsible for approving the annual compensation of the Chief Executive Officer and the other officers of the Company.

•	Ensuring that management succession planning programs are in place, including programs to recruit management with the highest standards of integrity and competence and train, develop and retain them.

•	Establishing and updating the Company’s executive compensation policy and ensuring that such policy aligns management’s interests with those of the shareholders.

•	Promoting a culture of integrity throughout the Company consistent with the Code of Conduct.

•	Meeting on a regular basis at least four times per year.

(b)	Business Strategy

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.  This will include the following:

•	The review and approval of management’s proposed annual budget, and the monitoring of the Company’s performance against both strategic objectives and the annual budget.

Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Reviewing and approving the Company’s annual and short-term corporate objectives developed by management.

•	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

•	Providing input to management on emerging trends and issues that may affect the business of the Company, its strategic plan or its annual budget.

(c)	Financial and Risk Matters

•	Reviewing and approving the Company’s annual budget presented by management.

•
Ensuring the Company adopts and follows appropriate policies and procedures for the accuracy of its financial statements and returns along with the timely reporting and disclosure of financial information shareholders and regulators as required.

•
Reviewing and approving the Company’s annual audited financial statements and unaudited interim financial statements and the notes for each, as well as the annual and interim Management’s Discussion and Analysis, Management Proxy Circular, and other public offering documents.

•	Reviewing and approving the Company’s annual earnings press releases, including any pro forma or non-IFRS information included therein, and their filing and disclosure.

•
Overseeing, directly and through the Audit Committee, the quality and integrity of the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements.

•	Reviewing and monitoring, directly and through the Audit Committee, the independence, qualifications, appointment and performance of the Company’s external auditor.

•	Overseeing, directly and through the Audit Committee, the process implemented to ensure integrity of the Company’s internal controls over financial reporting and management information systems.

(d)	Corporate Governance

•
Overseeing the development of the Company’s approach to corporate governance, including guidelines that set out the expectations of directors, including basic duties and responsibilities with respect to matters such as attendance at Board meetings and advance review of meeting materials.

•
Requires necessary knowledge, skills and expertise on the part of Directors to allow them to contribute effectively to the achievement of corporate objectives including a reasonable representation of mining industry professionals.

•	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Ensuring that the Board receives from officers the information and input required to enable the Board to effectively perform its duties.

•	Overseeing the assessment of the effectiveness of the Board, its Committees and individual directors on an annual basis by the Compensation, Governance, and Nominating Committee.

•	In conjunction with the Compensation, Governance, and Nominating Committee, providing an orientation program for new directors to the Board and continuing education opportunities for all directors.

(e)	Ethical and Legal Compliance and Risk Management

•	Reviewing and approving the Company’s Code of Business Conduct and Ethics

•	Reviewing and monitoring:

•	compliance with the Code of Business Conduct and Ethics and other ethical standards adopted by the Company; and

•
the Company’s compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Mandate is intended to require the Board to ensure the Company’s compliance with applicable laws or regulations.

•
Overseeing the processes by which the principal risks of the Company are identified, assessed and managed and ensuring that appropriate risk management systems are implemented and maintained with a view to achieving a proper balance between risks incurred and the creation of long-term sustainable value to shareholders.

(f)	Other

•
Approving and reviewing the Company’s controls and procedures, including the Disclosure Policy and any other policies that address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company and its wholly owned subsidiaries is conducted.

•
Monitor the effectiveness of the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion and to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.

Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Adopt and oversee a process to enable shareholders and other interest parties to communicate directly with the Board.

•
Monitor the effectiveness of the Company’s sustainability practices with a view to satisfying itself that the Company’s actions are consistent with the goal of zero harm to people, the environment and host communities.  This commitment means the Company will strive to act consistently in all of its operations in relation to health & safety, the environment, community relations and social development.

•	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s governance guidelines.

•	Performing any other activities consistent with this Mandate, the Company’s constating documents, and governing laws that the Board determines are necessary or appropriate.

IV.	RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Board and Lead Director.

If the chair is not an independent director then the independent lead director should act as the effective leader of the Board and ensure the Board’s agenda will enable it to successfully carry out its duties.  See the Position Description for the Chair of the Board and Lead Director for more detail.

V.	LIMITATION ON COMMITTEE’S DUTIES

The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment.  Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided and representations made by management as to any audit or non-audit services provided by the external auditor.

Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.  This Mandate is not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Mandate should be interpreted in a manner consistent with all such applicable laws, regulations and rules.  The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

VI.	REVIEW OF MANDATE

The Compensation, Governance, and Nominating Committee of the Board will review and reassess the adequacy of this Mandate from time to time and recommend any proposed changes to the Board for approval.

Electra Battery Materials Corporation	Mandate of the Board of Directors

APPENDIX A

ELECTRA BATTERY MATERIALS CORPORATION

POSITION DESCRIPTION FOR THE CHAIR OF THE BOARD AND LEAD DIRECTOR

Adopted April 8, 2022

The Chair (the “Chair”) of the board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) shall be appointed in accordance with the Board Mandate. If the Chair is not an independent director within the meaning of National Instrument 52-110 – Audit Committees or by applicable United States securities laws and exchange requirements, an independent director will be appointed to act as lead director of the Board (the “Lead Director”).

DUTIES AND RESPONSIBILITIES OF THE CHAIR

Leadership and Governance

(a)	Providing overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board, and individual directors of the Board (the “Directors”).

(b)	Working with the other Directors to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities.

(c)	Fostering ethical and responsible decision making by the Board, the committees of the Board and individual Directors.

(d)	Providing advice, counsel and mentorship to the senior executives of the Company and fellow Directors.

Board Meetings

(e)	Ensuring the Board meets according to its regular schedule and otherwise as required.

(f)
Chairing the meetings of the Board, including requiring appropriate briefing materials to be delivered to the Board in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual Directors and ensuring clarity and due recording of decisions of the Board.

(g)	Preparing or causing to be prepared agendas for meetings of the Board in consultation with any chairs of the committees of the Board and the Lead Director, as appropriate.

(h)	Ensuring that the Board and its committees have the appropriate resources to support their work, in particular, accurate, timely and relevant information.

(i)	Creating a cooperative atmosphere where Directors are encouraged to openly discuss, debate and question matters requiring their attention in a constructive and productive fashion.

Electra Battery Materials Corporation	Mandate of the Board of Directors

(j)	Ensuring that the independent Directors meet in a separate in camera session, as deemed necessary or advisable by the Board.

Board Committees

(k)
Providing oversight of the chairs of the Board’s committees so that such chairs ensure that that the duties and responsibilities of the committees of the Board are carried out in accordance with the charters of such committees.

(l)	Assisting the committees of the Board in bringing their recommendations forward to the Board for consideration.

(m)	Assisting the Compensation, Governance, and Nominating Committee in identifying and assessing potential candidates for nomination as Directors.

Senior Executives

(n)
Ensuring the Board works in an open and productive manner with senior executives of the Company and receives appropriate and timely information, material and reports from senior executives of the Company in order to permit the Board to effectively discharge its duties and responsibilities.

Other Duties

(o)	Chairing meetings of the shareholders of the Company.

(p)	Carrying out such other duties and responsibilities as the Board may request from time to time.

II.	APPOINTMENT OF LEAD DIRECTOR

The Chair should be an independent Director; however, where this is not appropriate, an independent Director will be appointed to act as Lead Director. The Lead Director should act as the effective leader of the Board and ensure the Board’s agenda will enable it to successfully carry out its duties. The Lead Director shall facilitate the functioning of the Board independently of the senior executives of the Company and provide independent leadership to the Board and to the Directors.

If the Chair is an independent Director, no Director shall be appointed to act as Lead Director.

III.	DUTIES AND RESPONSIBILITIES OF THE LEAD DIRECTOR

(a)	Working collaboratively, as appropriate, with the Chair and the Chief Executive Officer of the Company with respect to Board governance and Board processes.

(b)	Providing independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company.

(c)	Providing advice, counsel and mentorship to the senior executives of the Company and fellow Directors.

(d)	In consultation with the Chair, working to facilitate an effective relationship between senior executives of the Company and the Directors.

Electra Battery Materials Corporation	Mandate of the Board of Directors

(e)	Working with the Chair and other senior executives of the Company, as appropriate and as required, in assisting to monitoring progress of their respective mandates and duties.

(f)	Ensuring the proper flow of information to the Board.

(g)	Ensuring that the independent Directors have the opportunity to meet separately without non-independent Directors and senior executives of the Company present, as required.

(h)	To the extent applicable, chairing the meetings of the independent Directors and prepare the agendas for such meetings.